Exhibit 99.1

Letter to Shareholders

August 25, 2020

Dear Shareholders,

The current economic environment poses unexpected challenges to businesses in every industry and in every region throughout the world. In spite of this uncertainty, I am pleased to report that Foresight’s future is more promising than it has ever been. I strongly believe that our recent developments, reported in our second quarter 2020 earnings report, have laid out an infrastructure to succeed in both the short- and long-term.

Our reported milestone of signing an agreement with FLIR Systems, the world’s leading manufacturer of thermal imaging cameras and imaging sensors, serves as a solid endorsement of our advanced technology and the added value that we can offer. FLIR Systems represents an ideal partner for Foresight. By integrating FLIR’s infrared cameras into our QuadSight® vision system, we increase the performance of our already-groundbreaking four-camera solution. Our collaboration with FLIR enables us to leverage their extensive sales and marketing resources, building off of FLIR’s sterling reputation, and introducing our products to new audiences and sales regions. We are thrilled to have established this mutually beneficial strategic cooperation, and I am confident that this collaboration will lead to new opportunities and achievements for Foresight.

We have reached a significant milestone in our business roadmap and collaboration with our partner Elbit Systems Ltd. We will be entering a product development phase that includes customization of our unique vision system for potential end customers, allowing us to expand our presence in the defense market.

To date, we have sold prototypes of the QuadSight vision system, Foresight’s flagship product, to ten customers, and twelve evaluation kits have been ordered by global companies. Foresight’s customers include, among others, original equipment manufacturers spanning key industry segments and regions: a European Tier One supplier of commercial vehicles; a multi-billion-dollar Japanese vehicle manufacturer and a Chinese Tier One automotive supplier. These prototype sales came as a result of the technological demonstrations which we have been conducting throughout the world during the past several quarters. While the current business environment does not allow us to continue in-person demonstrations, our sales and marketing efforts have continued unabated. Our team demonstrated agility in transitioning to online demonstrations, which we have supplemented by sending demo kits to potential customers. These virtual sales efforts enable our team to reach more prospective clients than ever before, and we are very pleased with the feedback we have received from these online demonstrations.

The COVID-19 pandemic has also caused us to consider ways in which our business can help society overcome the crisis. Because our products make use of sophisticated thermal cameras and advanced machine learning algorithms, we felt that we were well positioned to create a mass screening solution for COVID-19 symptoms. A mass screening solution is essential to allow the world to safely return to events and services with large population flows, including concerts, sporting events, and public transportation. Our prototype solution, for which we submitted a U.S. patent application during the second quarter, is designed to identify up to six symptoms of COVID-19, enabling rapid and accurate detection of potential cases. We already launched a pilot project with one of Israel’s largest health maintenance organizations, and we are also fielding inquiries from airports, concert halls, and other highly populated spaces for which this service will be a priority.

The first half of 2020 has also seen notable achievements for Eye-Net Mobile, Foresight’s wholly-owned subsidiary, and Rail Vision, Foresight’s affiliate. (Foresight owns approximately 24% of Rail Vision’s outstanding share capital.) During the second quarter, Eye-Net Mobile announced two significant technological developments to its Eye-Net Protect accident prevention solution: Automatic Emergency Call, which automatically sends the phone’s location to a third party in the event of an accident; and Bike Ahead Notification, which enables automatic real-time informative notifications about cyclists and motorcyclists who are up ahead, even when they are out of the driver’s field of vision. In April, Rail Vision announced an order of a prototype of its shunting yard system from a leading European train operator. This first commercial order, valued at approximately 500,000 Euro, holds considerable promise for Rail Vision, as successful testing could result in the purchase of an additional 30 shunting yard systems.

Finally, I am pleased to highlight the strength of our balance sheet as evidenced by our second quarter 2020 financial results. Our strong position was bolstered by three recent capital raises, which raised a total of $14.4 million in gross proceeds. These funds will support the company’s operations and general corporate purposes, enabling us to continue our bold and innovative work in developing advanced vision systems for the autonomous and semi-autonomous vehicle markets.

I am grateful for your support as we continue to revolutionize what it means to safely operate a vehicle in the 21st century.

Sincerely,

Haim Siboni

Founder & CEO, Foresight Autonomous Holdings

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this letter to shareholders when it discusses Foresight’s future, that recent developments have laid out an infrastructure to succeed in both the short and long-term, that collaboration with FLIR enables Foresight to leverage their extensive sales and marketing resources, building off of FLIR’s sterling reputation, and introducing Foresight’s products to new audiences and sales regions, that collaboration with FLIR will lead to new opportunities and achievements for Foresight, that Foresight will be entering a product development phase that includes customization of its vision system for potential end customers, allowing Foresight to expand its presence in the defense market, that first commercial order holds considerable promise for Rail Vision, as successful testing could result in the purchase of an additional 30 shunting yard systems, and that funds from recent capital raises will support the company’s operations and general corporate purposes, enabling Foresight to continue developing advanced vision systems for the autonomous and semi-autonomous vehicle markets. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this letter to shareholders. The forward-looking statements contained or implied in this letter to shareholders are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter to shareholders.